USELL.COM, INC.

245 North Ocean Blvd., Suite 306

Deerfield Beach, FL 33441

January 4, 2013

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	usell.com, Inc. (formerly known as Upstream Worldwide, Inc.)
Form 10-K for the fiscal year ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the quarter ended June 30, 2012
Filed August 13, 2012
File No. 0-50494

Dear Mr. Spirgel:

In connection with an oral comment received by our legal counsel from the Staff after its review of our response letter dated December 11, 2012, usell.com, Inc. (the “Company”) is providing you with a response to the following comment:

Comment

Explain why the Company continues to give price protection to its investors.

Response

In January 2012, we offered price protection to the purchasers of the 2011 Series A PS which are triggered if we sell securities with the purpose of raising capital from investors, at a price less than $0.20 per common share which may hamper our ability to raise capital in the future. After extensive negotiations, the potential investors were hesitant to invest as a result of the 2011 Series A PS offering being the fourth offering conducted by the Company in the prior three years each at a lower stock price in the succeeding offering. As a result of these concerns, the potential investors demanded price protection as a condition to their investing. Due to the Company’s dire financial position, management determined that acquiescing to the investor’s demands for price protection was a fair price to pay in order to raise the substantial amount of capital in order to continue implementing the Company’s new business model. Investors who invested in the 2011 Series A PS prior to January 2012 were given the same rights. The issuance of the 2011 Series A PS was very dilutive to our shareholders but was necessary to raise capital in order to continue operating and implementing our new business. All of the 2011 Series A PS, other than shares subject to 9.99% conversion blockers, automatically converted into common stock when on June 8, 2012, in connection with the Reverse Split (as defined below).

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Daniel Brauser
Daniel Brauser, President